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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934


                     SUBURBFED FINANCIAL CORP.
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                          (Name of Issuer)

               Common Stock, par value $.01 per share
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                    (Title of Class of Securities)

                             86428L 10 6
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                     (CUSIP Number)

                          Daniel P. Ryan
                      3301 West Vollmer Road
                    Flossmoor, Illinois  60422
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                         January 22, 1997
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 86428L 10 6

               1.  NAMES OF REPORTING PERSONS S.S. OR I.R.S.
                   IDENTIFICATION NO. OF ABOVE PERSONS

                   Daniel P. Ryan - ###-##-####
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               2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF
                   A GROUP
                   (a) __
                   (b) __
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               3.  SEC USE ONLY

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               4.  SOURCE OF FUNDS

                   N/A
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               5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
                   IS REQUIRED  PURSUANT TO ITEMS 2(d) OR 2(e)   __
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               6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
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               7.  SOLE VOTING POWER
                   51,035
NUMBER
OF SHARES      ---------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER
OWNED BY           13,097
EACH
REPORTING      ---------------------------------------------------------------
PERSON WITH    9.  SOLE DISPOSITIVE POWER
                   51,035

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              10.  SHARED DISPOSITIVE POWER
                   13,097
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              11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH REPORTING PERSON
                   64,132
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              12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                   (11) EXCLUDES CERTAIN  SHARES                     __
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              13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                   ROW (11)
                   5.11%
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              14.  TYPE OF REPORTING PERSON
                   IN
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Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share of SuburbFed Financial Corp. ("SuburbFed"), a Delaware chartered thrift institution holding company. The address of SuburbFed's administrative office is 3301 West Vollmer Road, Flossmoor, Illinois 60422.


Item 2.  Identity and Background

     The name and business address of the person filing this statement is Daniel P. Ryan, 3301 West Vollmer Road, Flossmoor, Illinois 60422.

     Mr. Ryan is the President, Chief Executive Officer, Managing Officer and Director of SuburbFed.

     During the last five years, Mr. Ryan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Ryan is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

     As a result of the vesting of performance stock options awarded to Mr. Ryan, his beneficial ownership of the Company's Common Stock exceeds 5% of the number of shares currently issued and outstanding.

     During the 60 days preceding the date of this report, Mr. Ryan has acquired the following shares of Company Common Stock:

     Pursuant to the Company's Stock Option Plan, Mr. Ryan became vested in 2,000 shares of performance based options.

     Mr. Ryan is a participant in the Company's 401(k) Plan and received allocations under such Plan equal to 61 shares as of a Plan Statement dated December 31, 1996.


Item 4.  Purpose of Transaction

     All of the shares acquired by Mr. Ryan are for investment. Mr. Ryan may, from time to time, depending upon market conditions and other investment considerations, acquire additional shares of SuburbFed for investment, or dispose of shares of SuburbFed. As President, Chief Executive Officer, Managing Officer and Director of SuburbFed, Mr. Ryan regularly explores potential actions and transactions which may be advantageous to SuburbFed, including possible mergers, acquisitions, reorganizations, or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of SuburbFed.

     Except as noted above with respect to Mr. Ryan's activities on behalf of SuburbFed, Mr. Ryan has no plans or proposals which relate to or would result in:

     a) the acquisition by any person of additional securities of SuburbFed, or the disposition of securities by SuburbFed;

     b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SuburbFed;

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     c)   a sale or transfer of a material amount of assets of SuburbFed;

     d) any change in the present Board of Directors or management of SuburbFed, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     e) any material change in the present capitalization or dividend policy of SuburbFed;

     f) any other material change in SuburbFed's business or corporate structure;

     g) changes in SuburbFed's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SuburbFed by any person;

     h) causing a class of securities of SuburbFed to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i) a class of equity securities of SuburbFed becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     j)   any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer

     Mr. Ryan owns beneficially an aggregate of 64,132 shares of SuburbFed common stock, constituting 5.11% of the number of shares of such common stock outstanding on the date hereof. Mr. Ryan owns 6,496 of such shares directly, with sole voting and investment power. Also included are 29,487 shares which Mr. Ryan has the right to acquire with respect to the exercise of stock options; 15,052 shares of restricted stock which were awarded to him under the Company's Bank Incentive Plan and Trusts; 3,864 shares allocated under the Company's Employee Stock Ownership Plan ("ESOP"); and 9,233 shares held in the Bank's profit-sharing 401(k) Plan ("401(k) Plan"). Mr. Ryan has shared voting and investment power of the shares held in the ESOP and the 401(k) Plan with the Plans' trustees.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares held by Mr. Ryan.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ryan and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the SuburbFed common stock beneficially owned by Mr. Ryan is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such shares (excluding standard default and similar provisions contained in loan agreements).


Item 7.  Material to be Filed as Exhibits

     None.

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                       /S/ DANIEL P. RYAN

                                       Daniel P. Ryan


Date:  January 23, 1997